Exhibit 99.1

New Oriental Announces Changes in Board and Committee Composition

BEIJING, Dec. 11, 2024 /PRNewswire/ — New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU / 9901.SEHK), a provider of private educational services in China, today announced that Dr. John Zhuang Yang has tendered his resignation as an independent director of the Company, effective on December 16, 2024. Dr. Yang also stepped down as a member of the audit committee, a member of the compensation committee, and the chairperson of the nominating and corporate governance committee on the same date.

The Company further announced the appointment of Dr. Yue Zhuge as an independent director of the Company, effective on December 16, 2024. Dr. Zhuge has also been appointed as a member of the audit committee, a member of the compensation committee, and the chairperson of the nominating and corporate governance committee.

Dr. Yue Zhuge has served as a partner at NGP Capital since June 2023 and as a founding partner of QuarkStar since January 2022. Prior to that, Dr. Zhuge was the General Manager and VP of R&D at Hulu Beijing from May 2015 to May 2021, where her team developed key technologies in machine learning, AI, video, advertising, search, and data science. Dr. Zhuge also served as the chief executive officer and co-founder of Landscape Mobile from May 2013 to May 2015. As a seasoned executive and technologist, Dr. Zhuge has worked at Yahoo! and Microsoft during the early years of her career. She served as a Board Member of Trustees at Dulwich College Beijing and as a mentor for Schwarzman Scholars at Tsinghua University. She studied in the computer science department at Tsinghua University, and she received her first master’s degree in applied mathematics from Stony Brook University, her second master’s degree in computer science from Stanford University, and her Ph.D. in computer science from Stanford University. Dr. Zhuge is the chief editor of the books The Quest for Machine Learning and The Quest for Deep Learning. She is also the author of the popular science book Computational Thinking and two parenting books My Two Boys: A Devil and an Angel and Growing Tree: A Guide for the Future of Parenting.

According to the Company’s current articles of association, Dr. Zhuge will hold office as a director of the Company until the first annual general meeting following her appointment, at which point she will be eligible for re-election.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, private label products and livestreaming e-commerce, overseas study consulting services, and educational materials and distribution. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares, are listed and traded on the NYSE. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong	Ms. Sisi Zhao
FTI Consulting	New Oriental Education & Technology Group Inc.
Tel: +852 3768 4548	Tel: +86-10-6260-5568
Email: rita.fong@fticonsulting.com	Email: zhaosisi@xdf.cn